UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   October 28, 2005



ARCHER-DANIELS-MIDLAND COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**1-44**	**41-0129150**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4666 Faries Parkway
Decatur, Illinois   **62526**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(217) 424-5200**

Item 2.02   Results of Operations and Financial Condition.

On October 28, 2005, Archer-Daniels-Midland Company (ADM) issued a press release announcing first quarter results. A copy of such press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01   Financial Statements and Exhibits.

(c) Exhibits   The following exhibit is furnished herewith:

   99.1   Press release dated October 28, 2005 announcing first quarter results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

Date: October 28, 2005   By   /s/ David J. Smith

David J. Smith
Executive Vice President, Secretary and
 General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated October 28, 2005



Archer Daniels Midland Company
4666 Faries Parkway
Decatur, Il 62526

News Release

FOR IMMEDIATE RELEASE   **October 28, 2005**

ARCHER DANIELS MIDLAND REPORTS FIRST QUARTER RESULTS

Decatur, IL — October 28, 2005 — Archer Daniels Midland (NYSE: ADM)

► **Net earnings for the quarter ended September 30, 2005 decreased to $ 186 million - $ .29 per share compared to $ 266 million - $ .41 per share last year.**

► **First quarter segment operating profit increased 3% to $ 351 million from $ 339 million last year.**

- Oilseeds Processing operating profit increased on improved results in Europe, South America and Asia.
- Corn Processing operating profit increased principally due to lower net corn costs.
- Agricultural Services operating profit declined due to the negative impact of hurricanes on operations and a decline in global merchandising results.
- Other segment operating profit increased from improved Financial results partially offset by a decline in Food and Feed Ingredient results.

► **Financial Highlights**

(Amounts in thousands, except per share data and percentages)

	THREE MONTHS ENDED		
	9/30/2005	9/30/2004	% CHANGE
Net sales and other operating income	$ 8,626,949	$ 8,972,411	-4%
Segment operating profit	$ 350,518	$ 338,672	3%
Net earnings	$ 186,338	$ 266,297	-30%
Earnings per share	$ 0.29	$ 0.41	-29%
Average number of shares outstanding	653,805	653,125	

"The hurricanes in the Gulf Coast Region seriously disrupted ADM's North American business this past quarter. Our management team immediately addressed both the personal needs of our employees and the business demands created by the crises. The dedication and commitment demonstrated by our employees during this difficult time was exemplary. Looking forward, with this year's near record U.S. harvest the Company is positioned to deliver solid results as we enter the fall season."

G. Allen Andreas, Chairman and Chief Executive

Discussion of Operations

Net earnings for the quarter ended September 30, 2005 were $ 186 million, equal to $ .29 per share, compared to $ 266 million, equal to $ .41 per share last year. Earnings for the quarter ended September 30, 2005 include an after-tax charge of $19 million, equal to $ .03 per share, as a result of the Company's recent adoption of Financial Accounting Standard Number 123 (revised 2004) requiring the acceleration of share-based compensation expense into this quarter relating to grants issued to retirement-eligible employees pursuant to the Company's Incentive Compensation Plan.

Segment operating profit for the quarter ended September 30, 2005 increased $ 12 million to $ 351 million as operating profit improvements were realized in all major segments except Agricultural Services.

Oilseeds Processing operating profit increased $ 8 million to $ 99 million for the quarter as improved South America, Europe and Asia operating results were partially offset by decreased operating results of our North America operations.

Corn Processing operating profit increased $ 33 million to $ 136 million for the quarter due principally to lower net corn costs partially offset by lower lysine selling prices and higher energy costs. Sweeteners and Starches results increased $ 37 million to $ 92 million for the quarter due principally to lower net corn costs partially offset by higher energy costs. Bioproducts results declined $ 4 million to $ 44 million for the quarter due primarily to lower lysine selling prices, lower citric acid operating results and higher energy costs partially offset by lower net corn costs and increased ethanol sales volumes.

Agricultural Services operating profits declined $ 31 million to $ 20 million for the quarter due to a decline in global grain merchandising results and the negative impact of hurricanes on North American origination and export operating results. These declines were partially offset by improved operating results of transportation operations.

Other segment operating earnings increased to $ 95 million from $ 93 million last year due to improved operating results of Financial operations partially offset by a decline in operating results of Food and Feed Ingredient operations. Financial operating results increased $ 22 million to $ 26 million for the quarter due principally to improved results of insurance operations. Food and Feed Ingredient results declined to $ 69 million from $ 89 million last year as operating results of the natural health and nutrition, cocoa, and wheat product lines declined from last year's levels.

Significant components of Corporate results are as follows (in millions)

| | Three months ended September 30 | |
	2005	2004
LIFO inventory valuation adjustment	$ 9	$ 116
Other	(86)	(69)
Total Corporate expense (income)	$(77)	$ 47

Conference Call Information

Archer Daniels Midland will host a conference call and audio Web cast to discuss first quarter results at 8:00 a.m. Central Daylight Time on Friday, October 28, 2005. To listen by phone, dial 888-396-2369 or 617-847-8710; the access code is 26328093. Digital replay of the call will be available beginning on October 28, 2005 from 10:00 a.m. CDT and ending on November 7, 2005. To access this replay, dial 888-286-8010 or 617-801-6888 and enter access code: 44831728. To listen to the call via the Internet go to: http://www.admworld.com/webcast/. A replay of the Web cast will be available on the ADM World Web site until November 7, 2005.

Archer Daniels Midland Company (ADM) is a world leader in agricultural processing. ADM is one of the world's largest processors of soybeans, corn, wheat and cocoa. ADM is also a leader in the production of soy meal and oil, ethanol, corn sweeteners and flour. In addition, ADM produces value-added food and feed ingredients. Headquartered in Decatur, Illinois, ADM has over 25,000 employees, more than 250 processing plants and net sales for the fiscal year ended June 30, 2005 of $35.9 billion. Additional information can be found on ADM's Web site at http://www.admworld.com.

Contacts:

Brian Peterson	Dwight Grimestad
Senior Vice President, Corporate Affairs	Vice President, Investor Relations
217/424-5413	217/424-4586

(Financial Tables Follow)

October 28, 2005

ARCHER DANIELS MIDLAND COMPANY
CONSOLIDATED STATEMENTS OF EARNINGS
(unaudited)

| | Three months ended September 30 | | | |
| | 2005 | | 2004 | |
	(in thousands, except per share amounts)			
Net sales and other operating income	$	8,626,949	$	8,972,411
Cost of products sold		8,044,238		8,308,979
Gross profit		582,711		663,432
Selling, general and administrative expenses		304,455		251,509
Other expense – net		4,524		25,986
Earnings before income taxes		273,732		385,937
Income taxes		87,394		119,640
Net earnings	$	186,338	$	266,297
Diluted earnings per common share	$	0.29	$	0.41
Average number of shares outstanding		653,805		653,125
Other expense – net consists of:				
Interest expense	$	86,289	$	79,049
Investment income		(37,774)		(30,835)
Net gain on marketable securities transactions		(5,259)		(7)
Equity in earnings of unconsolidated affiliates		(35,680)		(20,893)
Other – net		(3,052)		(1,328)
	$	4,524	$	25,986
Operating profit by segment is as follows:				
Oilseeds Processing	$	99,115	$	91,273
Corn Processing				
Sweeteners and Starches		92,481		54,880
Bioproducts		43,777		48,193
Total Corn Processing		136,258		103,073
Agricultural Services		20,009		51,272
Other				
Food and Feed Ingredients		69,229		89,239
Financial		25,907		3,815
Total Other		95,136		93,054
Total segment operating profit		350,518		338,672
Corporate		(76,786)		47,265
Earnings before income taxes	$	273,732	$	385,937

October 28, 2005

ARCHER DANIELS MIDLAND COMPANY
SUMMARY OF FINANCIAL CONDITION
(unaudited)

	September 30, 2005	June 30, 2005
	(in thousands)	
NET INVESTMENT IN		
Working capital	$ 5,610,951	$ 4,992,583
Property, plant, and equipment	5,213,529	5,184,380
Investments in and advances to affiliates	1,925,213	1,879,501
Long-term marketable securities	1,103,019	1,049,952
Other non current assets	791,962	773,571
	$ 14,644,674	$ 13,879,987
FINANCED BY		
Short-term debt	$ 480,551	$ 425,808
Long-term debt, including current maturites	4,240,679	3,753,078
Deferred liabilities	1,272,996	1,267,629
Shareholders' equity	8,650,448	8,433,472
	$ 14,644,674	$ 13,879,987

SUMMARY OF CASH FLOWS
(unaudited)

	Three Months Ended September 30	
	2005	2004
	(in thousands)	
Operating activities		
Net earnings	$ 186,338	$ 266,297
Depreciation	164,173	167,447
Other – net	(161,882)	76,556
Changes in operating assets and liabilities	216,401	488,919
Total Operating Activities	405,030	999,219
Investing Activities		
Purchases of property, plant and equipment	(157,422)	(141,993)
Net assets of businesses acquired	(57,124)	(6,797)
Other investing activities	(62,905)	(6,205)
Total Investing Activities	(277,451)	(154,995)
Financing Activities		
Long-term borrowings	598,624	132
Long-term debt payments	(102,236)	(15,835)
Net (payments) borrowings under lines of credit	56,134	(817,804)
Purchases of treasury stock	(18)	(16)
Cash dividends	(55,491)	(49,029)
Proceeds from exercises of stock options	7,825	5,345
Total Financing Activities	504,838	(877,207)
Increase (decrease) in cash and cash equivalents	632,417	(32,983)
Cash and cash equivalents beginning of period	522,420	540,207
Cash and cash equivalents end of period	$ 1,154,837	$ 507,224